Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 21, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-185040

Dear Ms. Browning:

This correspondence is being filed to explain the incorrect numbering of Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-14, filed today, December 21, 2012 (SEC Accession No. 0000894189-12-006924).

The Trust’s Form N-14 registration statement was originally filed pursuant to Rule 145 under the 1933 Act on November 19, 2012 for the purpose of merging the Buffalo China Fund (the “China Fund” or the “Target Fund”), a series of the Trust, into the Buffalo International Fund (the “International Fund” or the “Acquiring Fund”), also a series of the Trust.  The Trust then filed Pre-Effective Amendments No. 1 on December 19, 2012 and Pre-Effective Amendment No. 2 on December 21, 2012 to respond to Staff comments and file exhibits.  However, the Trust has filed an application for withdrawal of Pre-Effective Amendments No. 1 and 2 due to the use of the incorrect 1933 Act registration number in association with these filings.

The Trust filed Pre-Effective Amendment No. 3 to the information statement on Form N-14 to respond to additional Staff comments provided on December 21, 2012, prior to the filing of the application for withdrawal of Pre-Effective Amendments Nos. 1 and 2.  As such, Pre-Effective Amendment No. 3 is incorrectly numbered, and should have been numbered as Pre-Effective Amendment No. 1.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
Secretary
Buffalo Funds